SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXA Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Gismondi 201 - 743-5073
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name)*

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

11018934

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nicholas J. Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Distributors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

Notary Public

ORCHID GARBUTT
Notary Public, State Of New York
No. 01GA6049018
Qualified in Kings County
Certificate Filed in New York County
Commission Expires Oct. 2, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flow.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors and Member of
AXA Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of AXA Distributors, LLC (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 53,463,039
Prepaid commissions	841,330
Receivable from trusts	4,833,090
Total assets	$ 59,137,459
Liabilities and Member's Capital	
Payable to affiliates, net	$ 10,010,446
Payable to brokers	30,065,285
Accounts payable, accrued expenses and other liabilities	677,942
Total liabilities	40,753,673
Member's capital, net	18,383,786
Total liabilities and member's capital	$ 59,137,459

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
Year Ended December 31, 2010

Revenues	
Commission revenues	$ 402,032,701
Fee income from affiliates	11,256,318
Fee income from trusts	111,698,529
Interest income	90,278
Total revenues	525,077,826
Expenses	
Commission expenses	402,032,701
Administrative and personnel service charges from affiliates	122,840,956
Total expenses	524,873,657
Income before income tax	204,169
Income tax expense	171,884
Net income	$ 32,285

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2010

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balance at January 1, 2010	$ 31,842,615	$ (13,491,114)	$ 18,351,501
Net income	-	32,285	32,285
Balance at December 31, 2010	$ 31,842,615	$ (13,458,829)	$ 18,383,786

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 32,285
Adjustments to reconcile net income to net cash used in operating activities	
Deferred taxes	(23,244)
Decrease (increase) in operating assets	
Prepaid commissions	(320,398)
Receivable from trusts	(421,950)
(Decrease) increase in operating liabilities	
Payable to affiliates, net	(3,663,706)
Payable to brokers	676,441
Accounts payable, accrued expenses and other liabilities	(3,177)
Net cash used in operating activities	(3,723,749)
Cash flows from financing activities	
Change in short-term financing	(275,305)
Cash used in financing activities	(275,305)
Net decrease in cash and cash equivalents	(3,999,054)
Cash and cash equivalents	
Beginning of year	57,462,093
End of year	$ 53,463,039
Supplemental disclosures	
Income taxes paid	$ 461,603

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Distributors, LLC (the "Company") is a wholly owned subsidiary of Equitable Holdings, LLC ("Holdings"). Holdings is a wholly owned subsidiary of AXA Equitable Life Insurance Company ("AXAEQ"). AXAEQ is a wholly owned indirect subsidiary of AXA Financial, Inc. ("AXF"), whose ultimate parent is AXA, a French based holding company for an international group of insurance and related financial service companies.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a licensed insurance agency.

The Company engages in the distribution of fixed and variable annuity and life insurance products issued by AXAEQ, MONY Life Insurance Company ("MONY"), MONY Life Insurance Company of America ("MLOA") and U.S. Financial Life Insurance Company ("USFL") all of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust ("Trusts"), open-end management investment companies managed by AXAEQ, to AXAEQ, MONY and MLOA separate accounts in connection with the sale of variable annuities and life insurance contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company estimates that the carrying value of receivables and payables approximates their fair value, due to their short term nature.

Revenue Recognition

Commission revenue is recognized when an affiliated insurer initiates a new contract through third parties and when the related commission expense is recognized. In addition, commission revenue is also recognized when commission expense is incurred for the continuation of contracts issued in prior years.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2010, the cash held at banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of these investments approximates fair value due to their short-term nature. Cash equivalents at December 31, 2010 include an investment in a money market fund of $52,581,529 for which there are quoted prices in active markets. The majority of the Company's cash and cash equivalents balance is held in a money market fund at a major U.S. financial institution. Given this concentration, the Company may be exposed to certain credit risk. Interest income is accrued as earned.

Prepaid Commissions
Prepaid commissions represent advance payments to brokers related to fixed and variable annuity and life insurance products when a contract has been signed and the premium has yet to be received. If the related premium is not received, the commission will be returned.

Payable to Brokers
Payable to brokers represent commissions for sales of fixed and variable annuity and life insurance products, which are unpaid as of December 31, 2010.

Off-Balance Sheet Risk
In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

3. Shared-Based Compensation

Certain employees of AXAEQ, who perform services on a full-time basis for the Company, participate in various share-based payment arrangements sponsored by AXF. The Company was allocated $5,589,341 of compensation costs under the specific identification method, for share-based payment arrangements during 2010.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As of December 31, 2010, the Company had net capital of $11,657,735 which exceeded required net capital of $2,716,913 by $8,940,822, and the Company's ratio of aggregate indebtedness to net capital was 3.50 to 1.

5. Transactions with Affiliates

As discussed in Note 1, the Company distributes fixed and variable annuity contracts and life insurance policies issued by AXAEQ, MONY, MLOA and USFL from which it receives compensation in accordance with its Distribution Agreements with these carriers. The compensation is reflected in Commission revenues and Fee income from affiliates. Commission revenues are amounts paid by AXAEQ, MONY, MLOA and USFL to the Company for commission expenses incurred by the Company. Additional amounts received by the Company are included in Fee income from affiliates.

Pursuant to distribution agreements with the Trusts, the Company receives distribution fees from the Trusts on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of AXAEQ variable annuity and life insurance contracts.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, AXAEQ provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2010, the Company reimbursed AXAEQ $122,995,456 including state tax expense of $154,500 for the cost of providing such services.

Payable to affiliates, net includes a payable to AXAEQ of $20,134,942 for administrative and personnel service charges, offset by a receivable from AXAEQ of $13,109,546 for commissions and fees and a payable to AXF of $2,951,629 for personnel related expenses. In addition, the Company has a payable to MLOA of $33,421 for reimbursement of fees.

6. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position. There has been no reserve recorded related to these matters.

7. Taxes

As a single member limited liability company, the Company is treated as a division of AXAEQ for Federal and most State income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, AXAEQ allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the Company on the basis of actual taxes incurred by the Company.

The Payable to affiliates on the Statement of Financial Condition includes a current federal income tax payable of $40,664 offset by a gross deferred federal tax asset of $237,280. The gross deferred federal tax asset resulted from temporary deductible differences related to accrued state taxes. In addition, the Company has a revenue based state tax payable of $77,442, which is classified within Accounts payable, accrued expenses and other liabilities.

The effective rate of 84.2% differs from the statutory rate of 35% due to $154,500 in revenue based state tax classified within Income tax expense.

At December 31, 2010, the Company has a liability for uncertain tax positions of $600,500, including interest and penalties, which is classified within Accounts payable, accrued expenses and other liabilities. The Internal Revenue Service is currently examining the 2004 and 2005 tax years. As of December 31, 2010, the 2006 through 2009 tax years are open to examination by the state tax authorities.

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010 **Schedule I**

Net capital	
Total member's capital	$ 18,383,786
Nonallowable assets	
Prepaid commissions	841,330
Receivable from trusts	4,833,090
Net capital before haircuts on securities position	12,709,366
Haircuts on cash and cash equivalents	1,051,631
Net capital	$ 11,657,735
Computation of basic net capital requirement	
Aggregate indebtedness	$ 40,753,673
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 2,716,913
Capital in excess of minimum requirements	$ 8,940,822
Ratio of aggregate indebtedness to net capital	3.50 to 1

There are no differences between the above computations and those included in the Company's unaudited Focus report as of December 31, 2010 and filed on January 25, 2011.

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010 **Schedule II**

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2010